FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August 2006


                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X      Form 40-F
                                 -----             -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes         No  X
                                 -----      -----

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by Diana Shipping Inc. (the "Company") announcing the Company's financial results for the quarter and six months ended June 30, 2006 and announcing a cash dividend with respect to the second quarter of 2006.

                                                                       Exhibit 1
                                         Corporate Contact:
                                         Ioannis Zafirakis
                                         Director and Vice-President
For Immediate Release                    Telephone: + 30-210-9470100
                                         Email: izafirakis@dianashippinginc.com

                                         Investor and Media Relations:
                                         Edward Nebb
                                         Euro RSCG Magnet
                                         Telephone: + 1-212-367-6848
                                         Email: ed.nebb@eurorscg.com



                  DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
            FOR THE SECOND QUARTER AND SIX MONTHS ENDED JUNE 30, 2006

                 DECLARES CASH DIVIDEND OF 35.5 CENTS PER SHARE
                             FOR THE SECOND QUARTER


ATHENS, GREECE, August 9, 2006 - Diana Shipping Inc. (NYSE: DSX), a global shipping transportation company specializing in dry bulk cargoes, today reported net income of $13.2 million for the second quarter of 2006, compared to net income of $20.1 million reported in the second quarter of 2005.

The results for the 2006 second quarter also include a non-recurring preferential deemed dividend in the amount of $20.3 million, relating to the purchase of Diana Shipping Services S.A., the fleet management company that Diana Shipping Inc. acquired on April 1, 2006. Taking into account this amount, the Company recorded a net loss available to common stockholders for the second quarter of 2006 of $7.1 million. The accounting treatment of the acquisition of the fleet manager was first described in the Company's initial public offering prospectus.

Voyage and time charter revenues were $26.1 million for the second quarter of 2006, compared to $29.4 million for the same period of 2005, due to a decrease in prevailing time charter rates offset by an increase in the number of vessels in the Company's fleet. Voyage and time charter revenues and net income reported for the second quarter of 2006 have been reduced by $0.8 million, reflecting the non-cash amortization of the prepaid time charter revenue of the vessel Thetis to apply for the entire duration of the time charter contract.

Net income for the six months ended June 30, 2006, amounted to $24.9 million compared to net income of $34.7 million for the same period of 2005. Net income available to common stockholders during the period was $4.6 million. Voyage and time charter revenues were $50.3 million for the first six months of 2006, compared to $53.3 million for the same period of 2005. Voyage and time charter revenues and net income reported for the six months ended June 30, 2006 have been reduced by $1.6 million, reflecting the non-cash amortization of the prepaid time charter revenue of the vessel Thetis to apply for the entire duration of the time charter contract.

"We are pleased to announce that we have increased earnings per share, prior to the preferential deemed dividend, to US$0.28 from US$0.26 as compared with the first quarter, an increase of 7.7%. Our business strategy and successful chartering policy have resulted in our being able to increase our dividend for the second quarter of 2006 to 35.5 cents per share, more than we paid for the first quarter of 2006. Since our Company became public, we have declared US$95.8 million in dividends for our shareholders," said Simeon Palios, Chairman and Chief Executive Officer of Diana Shipping Inc.

Mr. Palios also cited the Company's low debt, high dividend payout policy and prudent chartering strategy. He noted, "The time charter contracts we entered into for four of our vessels earlier this year, which adjust their earnings based on the daily average time charter rates on four established routes, together with the vessels whose employment contracts are due for renewal in 2006, should enable our Company to take advantage of favorable freight market conditions going forward."

Dividend declaration
The Company has declared a cash dividend on its common stock of $0.355 per share, based on the Company's results from operations during the second quarter ended June 30, 2006. The cash dividend will be payable on or about August 31, 2006 to shareholders of record as of August 18, 2006. The Company has 53.05 million shares of common stock outstanding.

Fleet Employment Profile
Currently Diana's fleet is employed as follows:

             Sister    Year
  Name       ships(3)  Built       DWT         Employment (1)      Expiration(2)
-----------  --------  -------  ---------  ----------------------  -------------
Nirefs          A       2001       75,311  4TCs Average(4) + 4.5%  Oct 23, 2007
Alcyon          A       2001       75,247         $22,582          Oct 15, 2007
Triton          A       2001       75,336         $17,000          Sep 14, 2006
Oceanis         A       2001       75,211         $17,000          Apr 19, 2007
Dione           A       2001       75,172         $17,000           Oct 7, 2006
Danae           A       2001       75,106         $30,000          Jan 13, 2007
Protefs         B       2004       73,630     4TCs Average(4)      Jan 04, 2007
Calipso         B       2005       73,691     4TCs Average(4)      Dec 21, 2007
Clio            B       2005       73,691  4TCs Average(4) +$850   Jan 02, 2007
Thetis          B       2004       73,583         $25,000          Jul 19, 2007
Naias(5)        B       2006       73,546         $21,000          Jul 11, 2007
Erato           C       2004       74,444         $21,000          Oct 22, 2006
Coronis         C       2006       74,381         $21,000          Dec 27, 2006
Pantelis SP     -       1999      169,883         $47,500          Jan 25, 2008
                                ---------
                        Total:  1,138,232

----------
(1)  Gross time charter rate per day.
(2)  Estimated dates assuming earliest redelivery by charterers.
(3) Each vessel is a sister ship of the other vessels that have the same letter.
(4) Adjustable every 15 days based on the average of four main pre-determined time charter routes, as published by the Baltic Exchange.
(5)  Expected to be delivered on August 11, 2006.

Summary of Selected Financials & Other Data

                                                              Three Months Ended                    Six Months Ended
                                                                   June 30,                             June 30,
                                                            2006              2005              2006               2005
                                                        -------------     -------------     -------------     -------------
                                                        (unaudited)       (unaudited)       (unaudited)        (unaudited)
INCOME STATEMENT DATA (in thousands of US Dollars):
  Voyage and time charter revenues                      $  26,142          $ 29,391          $ 50,322            $ 53,297
  Voyage expenses                                           1,155             2,004             2,910               3,638
  Vessel operating expenses                                 5,348             3,448            10,275               6,624
  Net income                                               13,198            20,116            24,914              34,671
  Net income/(loss) available to common
  stockholders                                             (7,069)           20,116             4,647              34,671
FLEET DATA
  Average number of vessels                                  13.0               9.6              12.9                 8.8
  Number of vessels                                          13.0              10.0              13.0                10.0
  Weighted average age of fleet (in years)                    4.0               3.7               4.0                 3.7
  Ownership days                                            1,183               872             2,329               1,595
  Available days                                            1,176               872             2,288               1,595
  Operating days                                            1,175               871             2,283               1,589
  Fleet utilization                                          99.9%             99.9%             99.8%               99.6%
AVERAGE DAILY RESULTS
  Time charter equivalent (TCE) rate (1)                 $ 21,247          $ 31,407          $ 20,722            $ 31,134
  Daily vessel operating expenses (2)                    $  4,521          $  3,954          $  4,412            $  4,153

----------
(1) Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2) Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.


Conference Call and Webcast Information
Diana Shipping Inc. will conduct a conference call and simultaneous Internet webcast to review financial results at 9:00 A.M. (Eastern Time) on Thursday,
August 10, 2006. Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link. The webcast also is accessible at www.viavid.net, by clicking on the Diana Shipping link under "Events". The conference call also may be accessed by telephone by dialing 1-877-692-2086 (for U.S.-based callers) or 1-973-935-8599 (for international callers).

A replay of the webcast will be available soon after the completion of the call and will be accessible on both www.dianashippinginc.com and www.viavid.net. A telephone replay will be available by dialing 1-877-519-4471 (for U.S.-based callers) or 1-973-341-3080 (for international callers); callers must use the PIN number 7673476.

About the Company
Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. Diana Shipping Inc. priced its initial public offering of common stock on March 17, 2005.


Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions,
including  without  limitation,   our  management's  examination  of  historical
operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                         (See financial tables attached)

                               DIANA SHIPPING INC.
                                FINANCIAL TABLES
  Expressed in thousands of U.S. Dollars, except share, per day and fleet data

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                       Three Months Ended                   Six Months Ended
                                                                           June 30,                             June 30,
                                                                    2006              2005               2006              2005
                                                                -------------     --------------     -------------     -------------
                                                                (unaudited)        (unaudited)       (unaudited)       (unaudited)
REVENUES:
 Voyage and time charter revenues                               $     26,142      $      29,391      $     50,322      $     53,297

EXPENSES:
     Voyage expenses                                                   1,155              2,004             2,910             3,638
     Vessel operating expenses                                         5,348              3,448            10,275             6,624
     Depreciation and amortization of deferred charges                 3,986              2,459             7,743             4,338
     Management fees                                                       -                431               572               794
     Executive management services and rent                                -                 37                76               379
     General and administrative expenses                               1,705                904             2,529             1,334
     Foreign currency losses (gains)                                    (28)               (10)              (18)              (18)
                                                                -------------     --------------     -------------     -------------
     Operating income                                                 13,976             20,118            26,235            36,208
                                                                -------------     --------------     -------------     -------------

OTHER INCOME (EXPENSES):
     Interest and finance costs                                      (1,084)              (228)           (1,870)           (1,905)
     Interest income                                                     306                226               549               368
                                                                -------------     --------------     -------------     -------------

     Total other income (expenses), net                                (778)                (2)           (1,321)           (1,537)
                                                                -------------     --------------     -------------     -------------

Net Income                                                      $     13,198      $      20,116      $     24,914      $     34,671
                                                                =============     ==============     =============     =============

    Preferential deemed dividend(1)                                 (20,267)                  -          (20,267)                 -
                                                                -------------     --------------     -------------     -------------
                                                                -------------     --------------     -------------     -------------

Net income/(loss) available to common stockholders              $    (7,069)      $      20,116      $      4,647      $     34,671
                                                                =============     ==============     =============     =============

Earnings/(losses) per common share, basic and diluted           $     (0.15)      $        0.50      $       0.10      $       1.00
                                                                =============     ==============     =============     =============

Weighted average number of common shares, basic and diluted       46,888,462         40,000,000        45,949,448        34,803,867
                                                                =============     ==============     =============     =============

----------
(1) The amount presented as a preferential deemed dividend relates to the purchase price in excess of the historical book value of Diana Shipping Services S.A., the management company that was acquired on April 1, 2006 and as of that date became a wholly owned subsidiary. Please refer to the Company's registration statements filed with the Securities and Exchange Commission for a description of the preferential deemed dividend.

BALANCE SHEET DATA
                                                    June 30,       December 31,
                                                     2006              2005
                                                  ------------     ------------
                                                  (unaudited)
ASSETS
------
 Cash and cash equivalents                             18,715           21,230
 Other current assets                                   5,049            5,367
 Advances for vessels under construction and            3,963            4,221
       acquisitions and other vessel costs
 Vessels' net book value                              342,091          307,305
 Other fixed assets, net                                  925                -
 Other non-current assets                               3,039            3,826
                                                  ------------     ------------
     Total assets                                     373,782          341,949
                                                  ============     ============

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
 Current liabilities                                    5,296            4,667
 Long-term debt                                             -           12,859
 Other non-current liabilities                          1,479              265
 Total stockholders' equity                           367,007          324,158
                                                  ------------     ------------
     Total liabilities and stockholders' equity       373,782          341,949
                                                  ============     ============


OTHER FINANCIAL DATA

                                                           Three Months Ended            Six Months Ended
                                                                June 30,                     June 30,
                                                          2006          2005           2006          2005
                                                       -----------   -----------    -----------   -----------
                                                       (unaudited)   (unaudited)    (unaudited)   (unaudited)
Net cash provided by operating activities              $   18,926    $   22,529     $   34,531    $   40,283
Net cash used in investing activities                      (3,963)      (14,785)       (41,880)      (87,017)
Net cash provided by / (used in) financing activities     (15,666)       (4,400)         4,834        83,649

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               DIANA SHIPPING INC.
                                  (registrant)


Dated:  August 9, 2006                      By:  /s/ Anastassis Margaronis
                                               -----------------------------
                                                 Anastassis Margaronis
                                                 President








SK 23159 0001 693506